UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, February 17, 2014

Arbitration Court rules in favor of Avianca S.A

in Valórem Pension Obligations Proceeding

—    Valórem claim for nearly $180 million was denied

—    Avianca to reimburse $7 million of which $5.9 million was fully reserved through Dec 2013

An arbitration court ruled in favor of Avianca S.A., a subsidiary of Avianca Holdings S.A., by determining on Monday, February 17, 2014, that the company does not have any obligation or responsibility in relation to claims made by Valórem, an entity controlled by Avianca S.A.’s former controlling shareholder, regarding the pension liabilities of Avianca’s ground staff prior to December 2001, the date on which the shareholders of Avianca and the shareholders of ACES (an entity controlled by Avianca S.A.’s former controlling shareholder) agreed on the framework contract for the integration of both companies. As such Avianca S.A. will not be obligated to pay the COP$ 361,000 million (approximately $180 million) claimed by Valórem throughout this arbitration process.

The court found that although Avianca acted in good faith, some contractual flaws led Valórem to execute payments, which Valórem should not have been obligated to pay. Therefore Avianca was ordered to reimburse COP$ 14,386 million (approximately $7.1 million) to Valórem. As of December 31, 2013, Avianca S.A. had reserved a net amount of COP$ 11,898 million (approximately $5.9 million). The amount that will be paid back to Valórem represents less than 4% of the original amount claimed by Valórem.

Finally, the court required Valorem to pay Avianca S.A. COP$ 990 million (approximately $450,000) related to legal expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs

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